UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

EXPRESS, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
30219E103
(CUSIP Number)
May 3, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	30219E103

1	Names of Reporting Persons
Gerard Guez (1)
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
3,751,615
	6	Shared Voting Power

	7	Sole Dispositive Power
3,751,615
	8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person
3,751,615
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
5.1% (2)
12	Type of Reporting Person (See Instructions)
IN

(1)	This Schedule 13G is filed by Gerard Guez in his capacity as Trustee of the Gerard Guez and Jacqueline Rose Revocable Trust DTD 4-15-05, with the power to vote and dispose of securities owned by the trust.
(2)	Based on a total of 73,761,930 shares of the Issuer’s Common Stock issued and outstanding as of February 25, 2023, as reported in the Issuer’s Annual Report on Form 10-K filed on March 31, 2023.

Item 1(a)	Name of Issuer:

Express, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

1 Express Drive
Columbus, OH 43230

Item 2(a)	Name of Person Filing:

Gerard Guez

Item 2(b)	Address of Principal Business Office or, if None, Residence:

5401 S. Soto Street
Vernon, CA 90058

Item 2(c)	Citizenship:

USA

Item 2(d)	Title and Class of Securities:

Common Stock

Item 2(e)	CUSIP No.:

30219E103

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4	Ownership

Included in rows 5 through 9 and 11 on page 2.

Item 5	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8	Identification and classification of members of the group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 11, 2023
Date

/s/ Gerard Guez
Signature

Gerard Guez
Name/Title